

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

May 5, 2010

Ms. Qinghua Hu
Chief Executive Officer
Niusule Biotech Corp.
2533 North Carson Street
Carson City, NV 89706-0242

> **Re: Niusule Biotech Corp.**
> **Form 8-K**
> **Filed March 22, 2010**
> **File No. 333-152398**

Dear Ms. Qinghua Hu:

On March 22, you filed a current report on Form 8-K reporting a change in your certifying accountant under Item 4.01 of that form. Your filing did not include a letter from your former accountant, as required by Item 304(a)(3) of Regulation S-K. Certain disclosure in the filing suggests that you have attempted to obtain the required letter.

As of the date of this letter, you have not amended your Form 8-K to include the letter from your prior auditor. You should:

- Obtain, and amend your filing to include, the appropriate letter from your auditor as soon as possible;

- Explain to us, in detail, the nature and timing of the specific steps you have taken to obtain and file the letter; and,

- Tell us the current status, as of the date of your response, of your efforts to obtain and file the requested letter.

If you have not responded to this letter within 10 business days we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve the outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence on our website at the following address: http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/ press/2005-72.htm. Please contact Karl Hiller, Branch Chief, at (202) 551-3686 or me, at (202) 551-3489, if you have questions.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant